EXHIBIT 99.1

Hydro Reduces 2006 Oil and Gas Estimates

OSLO, Norway, Oct. 5, 2006 (PRIMEZONE) -- Norsk Hydro ASA has reduced its oil and gas production estimates for 2006 with 2.6 percent, from 585,000 to 570,000 barrels of oil equivalents per day (boed). About two-thirds of the reduction from estimates announced in June is related to production from Hydro's Norwegian portfolio.

The main reasons for the adjustment are delayed production build-up from the Kristin field and a lower than expected gas production from Kvitebjoern and Troll. Drilling capacity restraints on the Norwegian Continental Shelf is also leading to deferred production on other fields.

Production delays in Hydro's international portfolio, mainly related to Terra Nova in Canada and fields in the U.S. Gulf of Mexico, also affects the estimates.

Hydro's oil and gas production in the third quarter 2006 is estimated to 552,000 boed of which 31 percent was gas.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Norsk Hydro ASA
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Norway
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